JPMORGAN MORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 23, 2024

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Securities Lending Money Market Fund, a series of JPMorgan Trust IV

(the “Trust”) (File Nos. 811-23117; 333-208312)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on August 14, 2024, in connection with Post-Effective Amendment No. 143, which was filed by the Trust on behalf of the JPMorgan Securities Lending Money Market Fund (the “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on July 1, 2024 (the “Amendment”). For your convenience, we have restated your comments below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Fund’s Registration Statement.

Comment 1. The Annual Fund Operating Expense Table on page 1 under the “Fees and Expenses of the Fund” section of the prospectus includes a footnote that states that “‘Remainder of Other Expenses’ are based on estimated amounts for the current fiscal year.” Please explain in correspondence why the “Other Expenses” are based on estimated amounts since the Fund is not a new Fund.

Response: The above referenced footnote will be deleted.

Comment 2. In the preamble to the performance chart in “The Fund’s Past Performance” section of the Summary Prospectus on page 4, please add the following disclosure:

Prior to the conversion of the Fund to a government money market fund, the Fund operated as an institutional prime money market fund and invested in certain types of securities that the Fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.

Response: The requested change will be made.

Comment 3. Please provide more detail in the filing as to the environmental, social and corporate governance (“ESG”) factors that the Fund’s adviser may integrate into its investment process, and explain how the adviser will apply the factors to its investment in government securities.

Response: We respectfully acknowledge your comment; however, we believe the level of disclosure in the statutory prospectus is appropriate and proportionate to the role ESG considerations play in the broader context of the Fund’s investment process. As part of its investment process employed for the Fund, the adviser considers, for example, certain ESG factors that it believes could have a material impact on the risk profiles of counterparties for repurchase agreements in which the Fund may invest. In response to the Staff’s comments, we further note that the Fund includes illustrative examples of ESG factors in the section entitled “ESG Integration” in the SAI Part II for shareholders who want more detail concerning ESG factors. This section provides as follows:

…Environmental issues are defined as issues related to the quality and function of the natural environment and natural systems. Some examples include greenhouse gas emissions, climate change resilience, pollution (air, water, noise, and light), biodiversity/habitat protection and waste management. Social issues are defined as issues related to the rights, wellbeing and interests of people and communities. Some examples include workplace safety, cybersecurity and data privacy, human rights, local stakeholder relationships, and discrimination prevention. Governance issues are issues related to the way companies are managed and overseen. Some examples include independence of chair/board, fiduciary duty, board diversity, executive compensation and bribery and corruption. These examples of ESG issues are provided for illustrative purposes only and are not exhaustive. In addition, as ESG Integration focuses on financial materiality, not all ESG factors are relevant to a particular investment, asset class, or Fund….

We believe that such disclosure is more appropriate in the SAI rather than in the prospectus given the role that ESG considerations play within the broader context of the Fund’s investment process, for which the consideration of ESG factors is only a part of the investment process. While the adviser seeks to assess the impact of environmental, social and governance factors on counterparties for repurchase agreements in which the Fund invests, as noted in the statutory prospectus disclosure “[t]hese assessments may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.” We believe that including additional detail concerning individual ESG factors may suggest that consideration of ESG factors plays a disproportionate role in security selection. In addition, we are concerned that highlighting examples in the prospectus may suggest that the examples of ESG factors will be considered in investment decision and that such factors are more important than other ESG factors that are not specifically enumerated.

Comment 4. In light of the Fund’s conversion to a government money market fund, it is unclear why the risk factor “Repurchase Agreement Risk” on page 9 under the “More About the Fund – Investment Risks” section of the prospectus includes discussion of “Non-Traditional Collateral.” Please consider appropriately revising this disclosure.

Response: The disclosure will be revised in response to this comment.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-8461.

Sincerely,

/s/ Anthony Geron

Anthony Geron

Assistant Secretary

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